UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 21-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

During the period from June 2019 to October 2021, CVS Limited, an indirect subsidiary of China Xiangtai Food Co., Ltd. (the “Company”), received intracompany loans in an aggregate amount of US$8,930,649.41 with no interest from the Company.

During the period from August 2020 to December 2020, Chongqing Jinghuangtai Business Management Consulting Co., Ltd., a direct subsidiary of CVS Limited and an indirect subsdiary of the Company, received intracompany loans in an aggregate amount of RMB 60,870,501 (approximately US$8,992,163.72) with no interest from the Company.

On March 30, 2022, each of CVS Limited and Chongqing Jinghuangtai Business Management Consulting Co., Ltd. entered into debt assignment and assumption agreements with WVM Inc., a direct subsidiary of the Company that holds 100% equity interest in CVS Limited, pursuant to which WVM Inc. agreed to assume the debt of CVS Limited in the amount of US$7,144,519.53, representing 80% of the intracompany loans CVS Limited received from the Company, and the debt of Chongqing Jinghuangtai Business Management Consulting Co., Ltd. in the amount of US$8,992,163.72, representing 100% of the intracompany loans Chongqing Jinghuangtai Business Management Consulting Co., Ltd. received from the Company. In exchange, CVS Limited issued a promissory note in the amount of US$7,144,519.53 to WVM Inc. with no interest and Chongqing Jinghuangtai Business Management Consulting Co., Ltd. issued a promissoary note in the amount of US$8,992,163.72 to WVM Inc. with no interest.

On March 30, 2022, WVM Inc. entered into a debt settlement and mutual release agreement with the Company, pursuant to which WVM Inc. and the Company agreed that the debt in the total amount of US$16,136,683.25 that WVM Inc. assumed from CVS Limited and Chongqing Jinghuangtai Business Management Consulting Co., Ltd. is converted into equity interest in WVM Inc. and WVM Inc. agreed to issue 16,136,683 ordinary shares, valued at US$1.00 per share, to the Company.

The foregoing descriptions of our the debt assignment and assumption agreements and the debt settlement and mutual release agreement are qualified in their entirety by reference to the full text thereof, which is attached as Exhibits 10.1, 10.2 and 10.3 hereto and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Debt Assignment and Assumption Agreement between CVS Limited and WVM Inc., dated March 30, 2022
10.2	Debt Assignment and Assumption Agreement between Chongqing Jinghuangtai Business Management Consulting Co., Ltd. and WVM Inc., dated March 30, 2022
10.3	Debt Setttlement and Mutual Release Agreement between WVM Inc. and China Xiangtai Food Co., Ltd., dated March 30, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2022	CHINA XIANGTAI FOOD CO. LTD.

	By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwoman of the Board